Exhibit 99.1

SPI Energy Co., Ltd. Announces Changes to Board of Directors

HONG KONG and SANTA CLARA, California, March 31, 2020 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of green energy solutions for business, residential, government, utility customers, and investors, today announced the appointment of Mr. Zhang Jing to its board of directors to replace Mr. Zhou Lang, who resigned as a director of the Company on March 28, 2020. Mr. Lang has been engaged by SPI Energy as a technology consultant, to advise the Company on its solar business.

Mr. Jing has served as a director of Hong Kong Dongying Financial Group since 2012, where he manages the group’s private equity operations. He has also been an independent director of New City Construction Development Group Co., Ltd. and China International Capital Corporation since 2012. He served as a deputy general manager of China Yituo Group Co., Ltd. and a director and chief financial officer of First Tractor Co., Ltd. from 1997 to 2007. Mr. Zhang Jing received the Master degree in Management Engineering from Jiangsu University.

About SPI Energy Co., Ltd.

SPI Energy is a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Company develops solar PV projects that are either sold to third party operators or owned and operated by the Company for selling of electricity to the grid in multiple countries in Asia, North America and Europe. The Company’s subsidiary in Australia primarily sells solar PV components to retail customers and solar project developers. The Company has its operating headquarter in Hong Kong and its U.S. office in Santa Clara, California. The Company maintains global operations in Asia, Europe, North America and Australia.

For inquiries, please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

RedChip Companies
Bruce Haase
(407) 712-8965
bruce@redchip.com